UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 10)


                   America Movil, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)


         American Depositary Shares ("L Share ADSs"), each representing
                        20 Series L Shares ("L Shares")
 American Depositary Shares ("A Share ADSs"), each representing
                        20 Series A Shares ("A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                          02364W105 for L Share ADSs(1)
                          02364W204 for A Share ADSs(2)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                                Torre del Bosque
                  Boulevard Manuel Avila Camacho No. 24 piso 7
                         Mexico 11000, Distrito Federal
                                 (525) 5540-9225
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 17, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                               following box |_|


                       (Continued on the following pages)

                              (Page 1 of 41 Pages)

---------------------
(1) CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.

(2) CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Helu

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                40,000 A Shares and 100,000 L Shares
                                (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                40,000 A Shares and 100,000 L Shares
                                (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,179,030 A Shares and 3,525,143,569 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9% of A Shares and 36.0% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                8,132 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                8,132 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,051,701 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9% of A Shares and 36.0% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marco Antonio Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                8,132 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                8,132 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,051,701 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9% of A Shares and 36.0% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Patrick Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                8,134 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                8,134 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,051,703 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9% of A Shares and 36.0% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Maria Soumaya Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                8,134 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                8,134 L Shares (See Items 5(a) and 5(d))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,051,703 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9% of A Shares and 36.0% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Vanessa Paola Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                498,134 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                498,134 L Shares (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,541,703 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9% of A Shares and 36.0% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Johanna Monique Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                570,134 L Shares (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                570,134 L Shares (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,525,043,569 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,525,613,703 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9% of A Shares and 36.0% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    IN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    America Telecom, S.A. de C.V.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO and WC (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY         48,139,030 A Shares and 3,508,671,533 L Shares
  EACH REPORTING PERSON         (See Items 5(a) and 5(b))
          WITH
                            9   SOLE DISPOSITIVE POWER

                           10   SHARED DISPOSITIVE POWER

                                48,139,030 A Shares and 3,508,671,533 L Shares
                                (See Items 5(a) and 5(d))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,139,030 A Shares and 3,508,671,533 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9% of A Shares and 35.9% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    HC

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grupo Financiero Inbursa, S.A. de C.V.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC and AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY         16,372,036 L Shares (See Items 5(a) and 5(b))
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                           10   SHARED DISPOSITIVE POWER

                                16,372,036 L Shares (See Items 5(a) and 5(d))


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,372,036 L Shares (See Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2% of L Shares (See Item 5(a))

14  TYPE OF REPORTING PERSON

    HC

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carso Global Telecom, S.A. de C.V.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                -0-

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY         -0-
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                -0-

                           10   SHARED DISPOSITIVE POWER

                                -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON

    HC

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Trust No. F/0008

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                173,150,000 L Shares (See Items 5(a) and 5(b))

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                173,150,000 L Shares (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    173,150,000 L Shares (see Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0% of L Shares (see Item 5(a))

14  TYPE OF REPORTING PERSON

    EP

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Trust No. F/0395

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                2,385,000 L Shares (See Items 5(a) and 5(b))

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                2,385,000 L Shares (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,385,000 L Shares (see Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0% of L Shares (see Item 5(a))

14  TYPE OF REPORTING PERSON

    EP

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Fundacion Telmex, A.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                20,000,000 L Shares (See Items 5(a) and 5(b))

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                20,000,000 L Shares (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,000,000 L Shares (see Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2% of L Shares (see Item 5(a))

14  TYPE OF REPORTING PERSON

    PN

CUSIP No. 02364W105 L Share ADSs          13D
          02364W204 A Share ADSs

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Asociacion Carso, A.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                5,000,000 L Shares (See Items 5(a) and 5(b))

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                5,000,000 L Shares (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,000,000 L Shares (see Item 5(a))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1% of L Shares (see Item 5(a))

14  TYPE OF REPORTING PERSON

    PN

Item 2.           Identity and Background.
------            -----------------------

                  Updated information regarding the members of the Slim Family and the executive officers and directors of each of America Telecom, GFI, CGT, Fundacion Telmex and Asociacion Carso are set forth in Schedule I attached hereto.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

                  In the period subsequent to the filing of Amendment No. 9 to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 19, 2004 ("Amendment No. 9"), America Telecom has acquired 23,230,900 L Shares on the Mexican Stock Exchange for an aggregate amount of approximately U.S.$41,131,440. The funds used to purchase such L Shares were obtained from the proceeds of borrowings and from the working capital of America Telecom.

Item 4.           Purpose of Transaction.
------            ----------------------

                  As discussed in Item 4 of the Schedule 13D filed by the Reporting Persons with the SEC on May 16, 2001, CGT and SBC International, Inc. ("SBC") were parties to a series of agreements (the "AM Agreements") which govern the ownership and voting of any and all future AA Shares, no par value (collectively, the "AA Shares"), of the Issuer, owned by such persons. Pursuant to the Spin-Off, America Telecom has succeeded to the rights and obligations of CGT under the AM Agreements. As of the date hereof, America Telecom currently owns, in the aggregate, approximately 67% of the issued and outstanding AA Shares.

                  Through its beneficial ownership of A Shares and AA Shares America Telecom may be deemed to control the Issuer. Except as set forth in this statement, none of the Reporting Persons currently has plans or proposals, which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional A Shares and L Shares, disposing of A Shares and L Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

                  (a) The Reporting Persons have the following interests in A Shares and L Shares:

                                                     A Shares(1)                             L Shares(2)
                                         -------------------------------------  --------------------------------------
                                              Number            % of Class            Number            % of Class
                                         ----------------      ---------------   ----------------      ---------------
Carlos Slim Helu(3)................         48,179,030             15.9%            3,525,143,569         36.0%
Carlos Slim Domit(4)...............         48,139,030             15.9%            3,525,051,701         36.0%
Marco Antonio Slim Domit(5)........         48,139,030             15.9%            3,525,051,701         36.0%
Patrick Slim Domit(6)..............         48,139,030             15.9%            3,525,051,703         36.0%
Maria Soumaya Slim Domit(7)........         48,139,030             15.9%            3,525,051,703         36.0%
Vanessa Paola Slim Domit(8)........         48,139,030             15.9%            3,525,541,703         36.0%
Johanna Monique Domit(9)...........         48,139,030             15.9%            3,525,613,703         36.0%
America Telecom(10)................         48,139,030             15.9%            3,508,671,533         35.9%
GFI................................                --              --                  16,372,036          0.2%
CGT................................                --              --                          --          0.0%
Telmex Trust.......................                --              --                 173,150,000          2.0%
Telnor Trust.......................                --              --                   2,385,000          0.0%
Fundacion Telmex...................                --              --                  20,000,000          0.2%
Asociacion Carso...................                --              --                   5,000,000          0.1%


---------------

(1) Based upon 303,320,578 A Shares outstanding as of June 14, 2004. Includes A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.

(2) Based upon 8,472,967,308 L Shares outstanding as of June 14, 2004. Includes L Shares held in the form of L Share ADSs. Other than in the case of the Telmex Trust, Telnor Trust, Fundacion Telmex and Asociacion Carso, L Share totals and percentages assume that all of the A Shares and 1,258,864,333 AA Shares held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on May 16, 2001. Except as otherwise indicated, all L Shares are held in the form of L Shares.

(3) Includes 40,000 A Shares and 100,000 L Shares owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI and America Telecom by trusts for the benefit of the Slim Family (the "Family Trust Shares"). All A Shares and L Shares owned by such trusts are deemed to be beneficially owned by each member of the Slim family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares is deemed to be shared by each member of the Slim family.

(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit, as well as the Family Trust Shares.

(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Trust Shares.

(6) Includes 8,134 L Shares owned directly by Patrick Slim Domit, as well as the Family Trust Shares.

(7) Includes 8,134 L Shares owned directly by Maria Soumaya Slim Domit, as well as the Family Trust Shares.

(8) Includes 498,134 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Trust Shares.

(9) Includes 570,134 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Trust Shares.

(10) Assumes that America Telecom has purchased all of the L Shares that it is obligated to purchase under the Forward Share Purchase Transactions described in Item 6 of this statement. Includes 1,532,214,660 L Shares held in the form of L Share ADSs.

                  (c) All transactions in A Shares and L Shares during the period beginning 60 days prior to the event which requires the filing of this statement and ending on the date of this filing are listed in Schedule II-A hereto. The Schedule II to Amendment No. 9 inadvertently excluded certain purchases of L Shares, even though such purchases were included in the total number of L Shares reported as purchased in Item 3 to Amendment No. 9. These excluded purchases are listed in Schedule II-B hereto.



Item 6.           Contracts, Arrangements, Understandings or Relationships
-------           --------------------------------------------------------
                  With Respect to Securities of the Issuer.
                  -----------------------------------------

                  CGT has entered into paired put and call options pursuant to which it has an option to purchase, and the relevant counterparty has an option to sell, L Shares (in the form of L Share ADSs) on the terms indicated below. Each such option is exercisable only on its maturity date, and may be settled in cash or L Shares.

                                      Number of     Strike Price   Net Aggregate
Counterparty        Maturity Date      L Shares      per L Share      Premiums
------------        -------------      --------      -----------      --------
JPMorgan Chase     August 30, 2004     30,000,000     US$1.0826    US$6,142,909
JPMorgan Chase     August 30, 2004     21,000,000        1.0306       4,074,841
JPMorgan Chase     August 30, 2004     19,000,000        1.0320       3,735,894
JPMorgan Chase     August 30, 2004     16,000,000        0.9104       2,775,305
JPMorgan Chase     August 30, 2004     14,000,000        0.9582       2,549,144

                  Additionally, America Telecom has entered into Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this statement are treated as beneficially owned by America Telecom.


                                                           Number of        Purchase Price
Counterparty                 Maturity Date                  L Shares          per L Share         Interest Rate
------------                 -------------                  --------          -----------         -------------
JPMorgan Chase               October 21, 2005               143,300,000           0.6978        LIBOR + 1.25% per
                                                                                                      annum

JPMorgan Chase               December 19, 2005               55,555,560           0.7200        LIBOR + 1.25% per
                                                                                                      annum

Wachovia Bank National       February 7, 2006               113,555,720           0.7045        LIBOR + 0.70% per
Association                                                                                           annum

JPMorgan Chase               February 7, 2006                40,828,640           0.6250        LIBOR + 1.25% per
                                                                                                      annum

JPMorgan Chase               March 29, 2006                 219,620,000           0.6830        LIBOR + 1.10% per
                                                                                                      annum

JPMorgan Chase               October 2, 2006                 86,582,000           1.1550        LIBOR + 0.80% per
                                                                                                      annum

Santander Central Hispano    April 10, 2008                 136,800,000           0.7310        LIBOR + 1.10% per
Benelux S.A.N.V.                                                                                      annum

Santander Central Hispano    September 20, 2008             109,290,000           0.9150        LIBOR + 1.05% per
Benelux S.A.N.V.                                                                                      annum

Santander Central Hispano    October 10, 2008                86,806,000           1.1520        LIBOR + 0.80% per
Benelux S.A.N.V.                                                                                      annum

Santander Central Hispano    February 24, 2009               56,545,100           1.769         LIBOR + 0.66% per
Benelux S.A.N.V.                                                                                      annum

Dresdner Bank A.G.           March 5, 2009                   55,050,940           1.817         LIBOR + 0.65% per
                                                                                                      annum

Santander Central            May 5, 2009                     28,571,440           1.750         LIBOR + 0.62% per
Hispano Benelux                                                                                       annum
S.A. N.V.

                  Other than as disclosed herein and in Item 4 of this statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.           Material to be Filed as Exhibits.
------            --------------------------------


* The Powers of Attorney filed as exhibits to Amendment No. 3 to the Schedule 13D and Amendment No. 9 to the Schedule 13D and the Joint Filing Agreement filed as an exhibit to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons are hereby incorporated herein by reference.

                                    SIGNATURE

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu

         ----------------------------------------

         Carlos Slim Domit                          By: /s/ Eduardo Valdes Acra
                                                        -----------------------
         ----------------------------------------       Eduardo Valdes Acra
                                                        Attorney-in-Fact
         Marco Antonio Slim Domit                       June 17, 2004

         ----------------------------------------

         Patrick Slim Domit

         ----------------------------------------

         Maria Soumaya Slim Domit

         ----------------------------------------

         Vanessa Paola Slim Domit

         ----------------------------------------

         Johanna Monique Slim Domit

         ----------------------------------------

         AMERICA TELECOM, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         CARSO GLOBAL TELECOM, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO FINANCIERO INBURSA, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A.,
         INSTITUCION DE BANCA
         MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0008

         ----------------------------------------
         By:   Eduardo Valdes Acra
         Title:  Attorney-in-Fact

         BANCO INBURSA S.A.,
         INSTITUCION DE BANCA
         MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0395


         ----------------------------------------
         By:   Eduardo Valdes Acra
         Title:  Attorney-in-Fact

         FUNDACION TELMEX, A.C.


         ----------------------------------------
         By:   Eduardo Valdes Acra
         Title:  Attorney-in-Fact

         ASOCIACION CARSO, A.C.


         ----------------------------------------
         By:   Eduardo Valdes Acra
         Title:  Attorney-in-Fact

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.



                                 THE SLIM FAMILY
             Paseo de las Palmas 736, Colonia Lomas de Chapultepec,
                           11000 Mexico D.F., Mexico

Name                                     Principal Occupation
----                                     --------------------

Carlos Slim Helu                         Chairman Emeritus of the Board of
                                         Telefonos de Mexico, S.A. de C.V., and
                                         Chairman of the Board of America Movil,
                                         S.A. de C.V. and Carso Global Telecom,
                                         S.A. de C.V.

Carlos Slim Domit                        Chairman of the Board of Telefonos de
                                         Mexico, S.A. de C.V., Chairman of Grupo
                                         Carso, S.A. De C.V. and President of
                                         Grupo Sanborns, S.A. de C.V.

Marco Antonio Slim Domit                 Chairman of Grupo Financiero Inbursa,
                                         S.A. de C.V.

Patrick Slim Domit                       Vice President of Commercial Markets of
                                         Telefonos de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit                 President of Museo Soumaya

Vanessa Paola Slim Domit                 Private Investor

Johanna Monique Slim Domit               Private Investor

                          AMERICA TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                               Principal Occupation
-----------------                               --------------------
Directors

Carlos Slim Helu                               Chairman Emeritus of the Board of Telefonos de Mexico, S.A.
(Director and Chairman of the Board)           de C.V., and Chairman of the Board of America Movil, S.A.
                                               de C.V. and Carso Global Telecom, S.A. de C.V.

Jaime Chico Pardo                              President of Telefonos de Mexico, S.A. de C.V.
(Director and Vice Chairman of the Board)

Claudio X. Gonzalez Laporte (Director)         Chairman of the Board of Kimberly Clark de Mexico,
                                               S.A. de C.V.

Patrick Slim Domit                             Vice President of Commercial Markets of Telefonos de
(Director and Vice Chairman of the Board)      Mexico, S.A. de C.V.

Juan Antonio Perez Simon (Director)            Vice-Chairman of Telefonos de Mexico, S.A. de C.V.

Carlos Slim Domit (Director)                   Chairman of the Board of Telefonos de Mexico S.A. de C.V.,
                                               Chairman of Grupo Carso, S.A. de C.V. and President of Grupo
                                               Sanborns, S.A. de C.V.
Executive Officers

Daniel Hajj Aboumrad                           Chief Executive Officer of America Telecom, S.A. de C.V.
(Chief Executive Officer)                      and Chief Executive Officer of Radiomovil Dipsa, S.A. de C.V.


                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
   Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                                 Principal Occupation
-----------------                                 --------------------

Directors

Carlos Slim Helu (Chairman Emeritus)              Chairman Emeritus of the Board of Telefonos de Mexico,
                                                  S.A. de C.V., and Chairman of the Board of America Movil,
                                                  S.A. de C.V. and Carso Global Telecom, S.A. de C.V.

Marco Antonio Slim Domit                          Chairman of Grupo Financiero Inbursa, S.A. de C.V.
(Chairman of the Board)

Eduardo Valdes Acra                               Chief Executive Officer of Inversora Bursatil, S.A.
(Vice-Chairman of the Board)                      de C.V., Casa de Bolsa, Grupo Financial Inbursa

Agustin Franco Macias (Director)                  Chairman of Cryoinfra, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)            Chairman of the Board of Kimberly Clark de Mexico,
                                                  S.A. de C.V.

Juan Antonio Perez Simon (Director)               Vice-Chairman of Telefonos de Mexico, S.A. de C.V.

David Ibarra Munoz (Director)                     Independent Economist

Jose Kuri Harfush (Director)                      President of Janel, S.A. de C.V.

Executive Officers

Marco Antonio Slim Domit (President)              President of Grupo Financiero Inbursa, S.A. de C.V.


                       CARSO GLOBAL TELECOM, S.A. de C.V.

    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                                       Principal Occupation
-----------------                                       --------------------

Directors

Carlos Slim Helu                                        Chairman Emeritus of the Board of Telefonos de Mexico,
(Director and Chairman Emeritus of the Board)           S.A. de C.V., and Chairman of the Board of America Movil,
                                                        S.A. de C.V. and Carso Global Telecom, S.A. de C.V.

Jaime Chico Pardo                                       President of Telefonos de Mexico, S.A. de C.V. and
(Director and Vice Chairman of the Board)               Vice President of Carso Global Telecom, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)                  Chairman of the Board of Kimberly Clark de Mexico,
                                                        S.A. de C.V.

C.P. Humberto Gutierrez                                 General Director of Grupo Carso, S.A. de C.V.
Olvera Zubizarreta

Juan Antonio Perez Simon (Director)                     Vice-Chairman of Telefonos de Mexico, S.A. de C.V.
                                                        and Chairman of the Board of Sanborns Hermanos S.A.

Carlos Slim Domit                                       Chairman of the Board of Telefonos de Mexico, S.A. de C.V.,
(Director and Chairman of the Board)                    Chairman of Grupo Carso, S.A. de C.V. and President of Grupo
                                                        Sanborns, S.A. de C.V.

Executive Officers

Armando Ibanez (Chief Financial Officer)                Chief Financial Officer of Carso Global Telecom,
                                                        S.A. de C.V.

                             FUNDACION TELMEX, A.C.
         Vizcainas No. 16, Colonia Centro, Delegacion Cuauhtemoc, 06080
                              Mexico, D.F. Mexico

Name and Position                     Principal Occupation
-----------------                     --------------------

Directors

Carlos Slim Helu (Chairman)           Chairman Emeritus of the Board of Telefonos de Mexico,
                                      S.A. de C.V., and Chairman of the Board of America Movil,
                                      S.A. de C.V. and Carso Global Telecom, S.A. de C.V.

Jaime Chico Pardo (Director)          President of Telefonos de Mexico, S.A. de C.V.

Arturo Elias Ayub (Director)          Executive Officer of Telefonos de Mexico, S.A. de C.V.

Adolfo Cerezo Perez                   Chief Financial Officer of Telefonos de Mexico, S.A.
                                      de C.V.

Mario Cobo Trujillo                   Executive Officer of Telefonos de Mexico, S.A. de C.V.

Sergio Rodriguez Molleda              Counsel, Telefonos de Mexico, S.A. de C.V.

                             ASOCIACION CARSO, A.C.
      Insurgentes Sur 3500, Colonia Pena Pobre, 14000 Mexico, D.F., Mexico

Name and Position                      Principal Occupation
-----------------                      --------------------

Directors

Carlos Slim Helu                       Chairman Emeritus of the Board of Telefonos de Mexico,
                                       S.A. de C.V. and Chairman of the Board of America Movil,
                                       S.A. de C.V. and Carso Global Telecom, S.A. de C.V.

Juan Antonio Perez Simon               Vice-Chairman of Telefonos de Mexico, S.A. de C.V.

C.P. Humberto Gutierrez                General Director of Grupo Carso, S.A. de C.V.
Olvera Zubizarreta

Fernando Gerardo Chico Pardo           President of Promecap, S.C.

Marco Antonio Slim Domit               President of Grupo Financiero Inbursa, S.A. de C.V.

Carlos Slim Domit                      Chairman of the Board of Telefonos de Mexico S.A. de C.V.,
                                       Chairman of Grupo Carso, S.A. de C.V. and President of
                                       Sanborns, S.A. de C.V.

Patrick Slim Domit                     Vice President of Commercial Markets of Telefonos of
                                       Mexico, S.A. de C.V.

Ignacio Cobo Gonzalez                  Private Investor

                                  SCHEDULE II-A

         For the period beginning 60 days prior to the event which requires the filing of this statement and on the date of this filing, the Reporting Persons set forth below effected the following transactions in L Shares on the Mexican Stock Exchange. The prices below reflect the consideration paid or received (in US$ based upon the Fixed Rate published by the Banco de Mexico on the day preceding the trade date) per L Share on the relevant trade date.

                          Type of                      Number      Average Price
Reporting Person       Transaction    Trade Date    of L Shares     Per L Share
-----------------     ------------   -----------   ------------    -------------
Telmex Trust               Sale        04/19/04       10,000            1.89
Telmex Trust               Sale        04/19/04      490,000            1.89
Telmex Trust               Sale        04/19/04      225,600            1.89
Telmex Trust               Sale        04/19/04        7,000            1.89
Telmex Trust               Sale        04/19/04        4,800            1.89
Telmex Trust               Sale        04/19/04      262,600            1.88
Telmex Trust               Sale        04/20/04      200,000            1.90
Telmex Trust               Sale        04/20/04        2,500            1.90
Telmex Trust               Sale        04/20/04       50,000            1.90
Telmex Trust               Sale        04/20/04       20,000            1.90
Telmex Trust               Sale        04/20/04       21,700            1.90
Telmex Trust               Sale        04/20/04        5,800            1.90
Telmex Trust               Sale        04/20/04        2,500            1.91
Telmex Trust               Sale        04/20/04        7,500            1.91
Telmex Trust               Sale        04/20/04      190,000            1.91
Telmex Trust               Sale        04/20/04       10,000            1.91
Telmex Trust               Sale        04/20/04       10,000            1.91
Telmex Trust               Sale        04/20/04      180,000            1.91
Telmex Trust               Sale        04/20/04      300,000            1.91
Telmex Trust               Sale        04/21/04      260,000            1.90
Telmex Trust               Sale        04/21/04      250,000            1.88
Telmex Trust               Sale        04/21/04      200,000            1.89
Telmex Trust               Sale        04/21/04      150,000            1.88
Telmex Trust               Sale        04/21/04      140,000            1.88
Telmex Trust               Sale        04/22/04      200,000            1.89
Telmex Trust               Sale        04/22/04        5,100            1.89
Telmex Trust               Sale        04/22/04      294,900            1.89
Telmex Trust               Sale        04/22/04      200,000            1.89
Telmex Trust               Sale        04/22/04      300,000            1.89
Telmex Trust               Sale        04/23/04       20,000            1.90
Telmex Trust               Sale        04/23/04        9,000            1.90
Telmex Trust               Sale        04/23/04      171,000            1.90
Telmex Trust               Sale        04/23/04        5,000            1.90
Telmex Trust               Sale        04/23/04        4,800            1.91
Telmex Trust               Sale        04/23/04        4,500            1.91
Telmex Trust               Sale        04/23/04       85,700            1.91
Telmex Trust               Sale        04/23/04      100,000            1.91
Telmex Trust               Sale        04/23/04      300,000            1.92
Telmex Trust               Sale        04/23/04          500            1.91
Telmex Trust               Sale        04/23/04      299,500            1.91
Telmex Trust               Sale        04/26/04      150,000            1.88
Telmex Trust               Sale        04/26/04      100,000            1.89
Telmex Trust               Sale        04/26/04      150,000            1.89
Telmex Trust               Sale        04/26/04      100,000            1.88
Telmex Trust               Sale        04/26/04        5,000            1.88
Telmex Trust               Sale        04/26/04      195,000            1.88
Telmex Trust               Sale        04/26/04        1,900            1.88
Telmex Trust               Sale        04/26/04      298,100            1.88
Telmex Trust               Sale        04/27/04      200,000            1.88
Telmex Trust               Sale        04/27/04      100,000            1.88
Telmex Trust               Sale        04/27/04        5,000            1.88
Telmex Trust               Sale        04/27/04       95,000            1.88
Telmex Trust               Sale        04/27/04      100,000            1.88
Telmex Trust               Sale        04/27/04      100,000            1.88
Telmex Trust               Sale        04/27/04      200,000            1.89
Telmex Trust               Sale        04/27/04      150,000            1.88
Telmex Trust               Sale        04/27/04       50,000            1.90
GFI                        Sale        04/28/04      350,000            1.91
GFI                        Sale        04/28/04       95,700            1.89
GFI                        Sale        04/28/04      104,300            1.90
GFI                        Sale        04/28/04      200,000            1.86
Telmex Trust               Sale        04/28/04       95,000            1.92
Telmex Trust               Sale        04/28/04      105,000            1.92
Telmex Trust               Sale        04/28/04      250,000            1.92
Telmex Trust               Sale        04/28/04      300,000            1.92
Telmex Trust               Sale        04/29/04      300,000            1.78
Telmex Trust               Sale        04/29/04      200,000            1.76
Telmex Trust               Sale        05/03/04      300,000            1.78
Telmex Trust               Sale        05/03/04      200,000            1.75
Telmex Trust               Sale        05/04/04      150,000            1.80
Telmex Trust               Sale        05/04/04       10,000            1.80
Telmex Trust               Sale        05/04/04      190,000            1.80
Telmex Trust               Sale        05/04/04      150,000            1.81
Telmex Trust               Sale        05/05/04        7,500            1.80
Telmex Trust               Sale        05/05/04        7,100            1.80
Telmex Trust               Sale        05/05/04      135,400            1.80
Telmex Trust               Sale        05/05/04      238,900            1.79
Telmex Trust               Sale        05/05/04       10,500            1.78
Telmex Trust               Sale        05/05/04          600            1.78
Telmex Trust               Sale        05/05/04       15,000            1.78
Telmex Trust               Sale        05/05/04      285,000            1.78
Telmex Trust               Sale        05/05/04      300,000            1.76
Telmex Trust               Sale        05/05/04      250,000            1.77
Telmex Trust               Sale        05/05/04      150,000            1.77
Telmex Trust               Sale        05/05/04      100,000            1.76
America Telecom          Purchase      05/10/04       19,500            1.61
America Telecom          Purchase      05/10/04       15,000            1.61
America Telecom          Purchase      05/10/04       14,000            1.61
America Telecom          Purchase      05/10/04       42,700            1.61
America Telecom          Purchase      05/10/04        7,300            1.61
America Telecom          Purchase      05/10/04        7,600            1.61
America Telecom          Purchase      05/10/04       12,300            1.61
America Telecom          Purchase      05/10/04       30,100            1.61
America Telecom          Purchase      05/10/04       49,900            1.61
America Telecom          Purchase      05/10/04        1,600            1.61
America Telecom          Purchase      05/10/04       50,000            1.61
America Telecom          Purchase      05/10/04       50,000            1.60
America Telecom          Purchase      05/10/04       20,000            1.60
America Telecom          Purchase      05/10/04       30,000            1.60
America Telecom          Purchase      05/10/04       41,500            1.60
America Telecom          Purchase      05/10/04        8,500            1.60
America Telecom          Purchase      05/10/04       22,000            1.60
America Telecom          Purchase      05/10/04       17,600            1.60
America Telecom          Purchase      05/10/04       10,400            1.60
America Telecom          Purchase      05/10/04      100,000            1.60
America Telecom          Purchase      05/10/04       47,100            1.60
America Telecom          Purchase      05/10/04        2,900            1.60
America Telecom          Purchase      05/10/04       30,000            1.60
America Telecom          Purchase      05/10/04       70,000            1.60
America Telecom          Purchase      05/10/04       12,300            1.59
America Telecom          Purchase      05/10/04       87,700            1.59
America Telecom          Purchase      05/10/04       50,000            1.59
America Telecom          Purchase      05/10/04       17,300            1.59
America Telecom          Purchase      05/10/04       32,700            1.59
America Telecom          Purchase      05/10/04       42,400            1.59
America Telecom          Purchase      05/10/04        7,600            1.59
America Telecom          Purchase      05/10/04       50,000            1.59
America Telecom          Purchase      05/10/04       43,000            1.59
America Telecom          Purchase      05/10/04        7,000            1.59
America Telecom          Purchase      05/10/04        5,900            1.59
America Telecom          Purchase      05/10/04       25,500            1.59
America Telecom          Purchase      05/10/04       18,600            1.59
America Telecom          Purchase      05/10/04        1,400            1.59
America Telecom          Purchase      05/10/04       32,000            1.59
America Telecom          Purchase      05/10/04       16,600            1.59
America Telecom          Purchase      05/10/04        5,000            1.59
America Telecom          Purchase      05/10/04        1,600            1.59
America Telecom          Purchase      05/10/04       22,200            1.59
America Telecom          Purchase      05/10/04       21,200            1.60
America Telecom          Purchase      05/10/04       71,200            1.59
America Telecom          Purchase      05/10/04       28,800            1.59
America Telecom          Purchase      05/10/04        2,000            1.60
America Telecom          Purchase      05/10/04       10,000            1.60
America Telecom          Purchase      05/10/04       50,000            1.60
America Telecom          Purchase      05/10/04       10,000            1.60
America Telecom          Purchase      05/10/04       28,000            1.60
America Telecom          Purchase      05/10/04       20,000            1.60
America Telecom          Purchase      05/10/04       80,000            1.60
America Telecom          Purchase      05/11/04      100,000            1.67
America Telecom          Purchase      05/11/04      100,000            1.67
America Telecom          Purchase      05/11/04       26,100            1.67
America Telecom          Purchase      05/11/04       73,900            1.67
America Telecom          Purchase      05/11/04        7,300            1.67
America Telecom          Purchase      05/11/04          500            1.67
America Telecom          Purchase      05/11/04        9,500            1.67
America Telecom          Purchase      05/11/04       82,700            1.67
America Telecom          Purchase      05/11/04        4,000            1.67
America Telecom          Purchase      05/11/04       60,000            1.67
America Telecom          Purchase      05/11/04       36,000            1.67
America Telecom          Purchase      05/11/04      100,000            1.67
America Telecom          Purchase      05/11/04       25,000            1.68
America Telecom          Purchase      05/11/04       50,000            1.68
America Telecom          Purchase      05/11/04        3,000            1.68
America Telecom          Purchase      05/11/04       20,000            1.68
America Telecom          Purchase      05/11/04      100,000            1.68
America Telecom          Purchase      05/11/04        2,000            1.68
America Telecom          Purchase      05/11/04       71,400            1.68
America Telecom          Purchase      05/11/04        5,000            1.68
America Telecom          Purchase      05/11/04       23,600            1.68
America Telecom          Purchase      05/11/04      100,000            1.68
America Telecom          Purchase      05/11/04       78,400            1.68
America Telecom          Purchase      05/11/04        2,000            1.68
America Telecom          Purchase      05/11/04       19,600            1.68
America Telecom          Purchase      05/11/04          200            1.68
America Telecom          Purchase      05/11/04       40,000            1.68
America Telecom          Purchase      05/11/04       10,000            1.68
America Telecom          Purchase      05/11/04       49,800            1.68
America Telecom          Purchase      05/11/04      100,000            1.68
America Telecom          Purchase      05/11/04      100,000            1.68
America Telecom          Purchase      05/11/04        5,000            1.68
America Telecom          Purchase      05/11/04       50,000            1.68
America Telecom          Purchase      05/11/04          200            1.68
America Telecom          Purchase      05/11/04       44,800            1.68
America Telecom          Purchase      05/12/04       16,000            1.67
America Telecom          Purchase      05/12/04       84,000            1.67
America Telecom          Purchase      05/12/04       32,100            1.67
America Telecom          Purchase      05/12/04        1,000            1.68
America Telecom          Purchase      05/12/04        1,000            1.68
America Telecom          Purchase      05/12/04        2,000            1.68
America Telecom          Purchase      05/12/04       60,000            1.68
America Telecom          Purchase      05/12/04        3,900            1.68
America Telecom          Purchase      05/12/04       10,100            1.68
America Telecom          Purchase      05/12/04       60,000            1.68
America Telecom          Purchase      05/12/04       29,900            1.68
America Telecom          Purchase      05/12/04       50,300            1.68
America Telecom          Purchase      05/12/04       25,000            1.68
America Telecom          Purchase      05/12/04       24,700            1.68
America Telecom          Purchase      05/12/04       50,000            1.67
America Telecom          Purchase      05/12/04        5,900            1.68
America Telecom          Purchase      05/12/04          400            1.68
America Telecom          Purchase      05/12/04       11,800            1.68
America Telecom          Purchase      05/12/04      391,900            1.68
America Telecom          Purchase      05/12/04        1,300            1.67
America Telecom          Purchase      05/12/04       20,000            1.68
America Telecom          Purchase      05/12/04       18,700            1.68
America Telecom          Purchase      05/12/04       30,900            1.68
America Telecom          Purchase      05/13/04      100,000            1.69
America Telecom          Purchase      05/13/04      100,000            1.69
America Telecom          Purchase      05/13/04      100,000            1.69
America Telecom          Purchase      05/13/04        1,800            1.69
America Telecom          Purchase      05/13/04       77,400            1.69
America Telecom          Purchase      05/13/04       20,800            1.69
America Telecom          Purchase      05/13/04       42,200            1.69
America Telecom          Purchase      05/13/04       57,800            1.69
America Telecom          Purchase      05/13/04      100,000            1.69
America Telecom          Purchase      05/13/04      100,000            1.69
America Telecom          Purchase      05/13/04       20,000            1.69
America Telecom          Purchase      05/13/04       80,000            1.69
America Telecom          Purchase      05/13/04      100,000            1.68
America Telecom          Purchase      05/13/04        9,600            1.68
America Telecom          Purchase      05/13/04       39,700            1.68
America Telecom          Purchase      05/13/04       50,000            1.68
America Telecom          Purchase      05/13/04          700            1.68
America Telecom          Purchase      05/13/04       25,000            1.69
America Telecom          Purchase      05/13/04       75,000            1.69
America Telecom          Purchase      05/13/04       25,000            1.69
America Telecom          Purchase      05/13/04       75,000            1.69
America Telecom          Purchase      05/13/04        5,100            1.68
America Telecom          Purchase      05/13/04       60,000            1.68
America Telecom          Purchase      05/13/04      100,000            1.68
America Telecom          Purchase      05/13/04       34,900            1.68
America Telecom          Purchase      05/13/04       25,100            1.68
America Telecom          Purchase      05/13/04       74,900            1.68
America Telecom          Purchase      05/14/04       15,000            1.69
America Telecom          Purchase      05/14/04      101,400            1.69
America Telecom          Purchase      05/14/04       83,600            1.69
America Telecom          Purchase      05/14/04       21,300            1.69
America Telecom          Purchase      05/14/04       78,700            1.69
America Telecom          Purchase      05/14/04       70,000            1.69
America Telecom          Purchase      05/14/04       30,000            1.69
America Telecom          Purchase      05/14/04       22,700            1.69
America Telecom          Purchase      05/14/04       77,300            1.69
America Telecom          Purchase      05/14/04        4,100            1.69
America Telecom          Purchase      05/14/04       15,500            1.69
America Telecom          Purchase      05/14/04       84,000            1.69
America Telecom          Purchase      05/14/04       96,400            1.69
America Telecom          Purchase      05/14/04       31,200            1.69
America Telecom          Purchase      05/14/04       68,800            1.69
America Telecom          Purchase      05/14/04      200,000            1.69
America Telecom          Purchase      05/14/04        1,000            1.68
America Telecom          Purchase      05/14/04      199,000            1.68
America Telecom          Purchase      05/14/04       51,000            1.68
America Telecom          Purchase      05/14/04       49,000            1.68
America Telecom          Purchase      05/14/04        1,300            1.68
America Telecom          Purchase      05/14/04      117,000            1.68
America Telecom          Purchase      05/14/04       53,700            1.68
America Telecom          Purchase      05/14/04       20,000            1.68
America Telecom          Purchase      05/14/04        2,000            1.68
America Telecom          Purchase      05/14/04        6,000            1.69
America Telecom          Purchase      05/17/04       36,700            1.64
America Telecom          Purchase      05/17/04       40,000            1.64
America Telecom          Purchase      05/17/04       23,300            1.64
America Telecom          Purchase      05/17/04      100,000            1.64
America Telecom          Purchase      05/17/04      100,000            1.63
America Telecom          Purchase      05/17/04        6,000            1.63
America Telecom          Purchase      05/17/04        3,900            1.63
America Telecom          Purchase      05/17/04        8,300            1.63
America Telecom          Purchase      05/17/04       43,500            1.63
America Telecom          Purchase      05/17/04       30,000            1.63
America Telecom          Purchase      05/17/04       16,600            1.63
America Telecom          Purchase      05/17/04       91,700            1.63
America Telecom          Purchase      05/17/04       37,100            1.63
America Telecom          Purchase      05/17/04       40,000            1.63
America Telecom          Purchase      05/17/04       22,000            1.63
America Telecom          Purchase      05/17/04          900            1.64
America Telecom          Purchase      05/17/04       40,100            1.64
America Telecom          Purchase      05/17/04       30,000            1.64
America Telecom          Purchase      05/17/04       29,900            1.64
America Telecom          Purchase      05/17/04       18,700            1.64
America Telecom          Purchase      05/17/04       30,000            1.64
America Telecom          Purchase      05/17/04       30,000            1.64
America Telecom          Purchase      05/17/04       40,000            1.64
America Telecom          Purchase      05/17/04       10,000            1.64
America Telecom          Purchase      05/17/04       50,000            1.64
America Telecom          Purchase      05/17/04       21,300            1.64
America Telecom          Purchase      05/17/04       64,000            1.64
America Telecom          Purchase      05/17/04        5,500            1.64
America Telecom          Purchase      05/17/04        3,000            1.64
America Telecom          Purchase      05/17/04        6,000            1.64
America Telecom          Purchase      05/17/04       21,500            1.64
America Telecom          Purchase      05/17/04      100,000            1.64
America Telecom          Purchase      05/17/04        7,500            1.64
America Telecom          Purchase      05/17/04       92,500            1.64
America Telecom          Purchase      05/17/04      100,000            1.63
America Telecom          Purchase      05/17/04       95,300            1.63
America Telecom          Purchase      05/17/04        4,700            1.63
America Telecom          Purchase      05/17/04       99,500            1.63
America Telecom          Purchase      05/17/04          500            1.63
America Telecom          Purchase      05/18/04       33,000            1.67
America Telecom          Purchase      05/18/04       50,000            1.67
America Telecom          Purchase      05/18/04        2,000            1.67
America Telecom          Purchase      05/18/04          600            1.67
America Telecom          Purchase      05/18/04        5,000            1.67
America Telecom          Purchase      05/18/04        9,400            1.67
America Telecom          Purchase      05/18/04       42,000            1.67
America Telecom          Purchase      05/18/04       25,000            1.67
America Telecom          Purchase      05/18/04       33,000            1.67
America Telecom          Purchase      05/18/04        1,000            1.67
America Telecom          Purchase      05/18/04       82,100            1.67
America Telecom          Purchase      05/18/04       17,000            1.67
America Telecom          Purchase      05/18/04       59,000            1.67
America Telecom          Purchase      05/18/04       20,000            1.67
America Telecom          Purchase      05/18/04        4,000            1.67
America Telecom          Purchase      05/18/04       16,900            1.67
America Telecom          Purchase      05/18/04        1,000            1.68
America Telecom          Purchase      05/18/04       52,900            1.68
America Telecom          Purchase      05/18/04       42,000            1.68
America Telecom          Purchase      05/18/04        4,100            1.68
America Telecom          Purchase      05/18/04        7,000            1.68
America Telecom          Purchase      05/18/04        2,000            1.68
America Telecom          Purchase      05/18/04       91,000            1.68
America Telecom          Purchase      05/18/04        1,000            1.68
America Telecom          Purchase      05/18/04       67,800            1.68
America Telecom          Purchase      05/18/04        9,000            1.68
America Telecom          Purchase      05/18/04       10,000            1.68
America Telecom          Purchase      05/18/04       12,000            1.68
America Telecom          Purchase      05/18/04          200            1.68
America Telecom          Purchase      05/18/04        2,800            1.68
America Telecom          Purchase      05/18/04        4,000            1.68
America Telecom          Purchase      05/18/04        2,000            1.68
America Telecom          Purchase      05/18/04        1,000            1.68
America Telecom          Purchase      05/18/04        1,000            1.68
America Telecom          Purchase      05/18/04        1,000            1.68
America Telecom          Purchase      05/18/04        2,000            1.68
America Telecom          Purchase      05/18/04        2,500            1.68
America Telecom          Purchase      05/18/04        2,000            1.68
America Telecom          Purchase      05/18/04        2,000            1.68
America Telecom          Purchase      05/18/04        1,000            1.68
America Telecom          Purchase      05/18/04        7,300            1.68
America Telecom          Purchase      05/18/04        1,000            1.68
America Telecom          Purchase      05/18/04        2,000            1.68
America Telecom          Purchase      05/18/04        2,000            1.68
America Telecom          Purchase      05/18/04        3,000            1.68
America Telecom          Purchase      05/18/04        2,000            1.68
America Telecom          Purchase      05/18/04        2,100            1.68
America Telecom          Purchase      05/18/04       10,000            1.68
America Telecom          Purchase      05/18/04        3,000            1.68
America Telecom          Purchase      05/18/04        2,000            1.68
America Telecom          Purchase      05/18/04        2,000            1.68
America Telecom          Purchase      05/18/04        5,000            1.68
America Telecom          Purchase      05/18/04       37,300            1.68

                                  SCHEDULE II-B

         The purchases listed below were inadvertently excluded from Schedule II to Amendment No. 9.


                          Type of                      Number      Average Price
Reporting Person       Transaction    Trade Date    of L Shares     Per L Share
-----------------     ------------   -----------   ------------    -------------
America Telecom          Purchase      03/15/04        25,000           1.77
America Telecom          Purchase      03/15/04        10,000           1.77
America Telecom          Purchase      03/15/04        10,000           1.77
America Telecom          Purchase      03/15/04        40,000           1.77
America Telecom          Purchase      03/15/04        25,000           1.77
America Telecom          Purchase      03/15/04         1,000           1.77
America Telecom          Purchase      03/15/04         2,000           1.77
America Telecom          Purchase      03/15/04         2,900           1.77
America Telecom          Purchase      03/15/04        44,200           1.77
America Telecom          Purchase      03/15/04        24,900           1.77
America Telecom          Purchase      03/15/04        25,100           1.77
America Telecom          Purchase      03/15/04        34,900           1.77
America Telecom          Purchase      03/15/04         3,000           1.77
America Telecom          Purchase      03/15/04        25,000           1.77
America Telecom          Purchase      03/15/04        30,000           1.77
America Telecom          Purchase      03/15/04        12,000           1.77
America Telecom          Purchase      03/15/04        60,000           1.77
America Telecom          Purchase      03/15/04        16,000           1.76
America Telecom          Purchase      03/15/04        64,000           1.76
America Telecom          Purchase      03/15/04        10,000           1.76
America Telecom          Purchase      03/15/04         2,000           1.77
America Telecom          Purchase      03/15/04        20,000           1.77
America Telecom          Purchase      03/15/04        25,000           1.77
America Telecom          Purchase      03/15/04        13,000           1.77
America Telecom          Purchase      03/15/04        17,600           1.77
America Telecom          Purchase      03/15/04         1,700           1.77
America Telecom          Purchase      03/15/04        40,700           1.77
America Telecom          Purchase      03/15/04         9,300           1.77
America Telecom          Purchase      03/15/04        30,700           1.77
America Telecom          Purchase      03/15/04         4,300           1.77
America Telecom          Purchase      03/15/04        50,000           1.77
America Telecom          Purchase      03/15/04       100,000           1.77
America Telecom          Purchase      03/15/04        45,700           1.77
America Telecom          Purchase      03/15/04        50,000           1.77
America Telecom          Purchase      03/15/04        11,000           1.77
America Telecom          Purchase      03/15/04        14,000           1.77
America Telecom          Purchase      03/15/04         3,000           1.77
America Telecom          Purchase      03/15/04        72,000           1.77
America Telecom          Purchase      03/15/04        11,700           1.77
America Telecom          Purchase      03/15/04        50,000           1.78
America Telecom          Purchase      03/15/04        10,000           1.78
America Telecom          Purchase      03/15/04       100,000           1.78
America Telecom          Purchase      03/15/04         1,000           1.79
America Telecom          Purchase      03/15/04        19,000           1.79
America Telecom          Purchase      03/15/04         4,000           1.79
America Telecom          Purchase      03/15/04        28,600           1.79
America Telecom          Purchase      03/15/04        60,000           1.79
America Telecom          Purchase      03/15/04         2,300           1.79
America Telecom          Purchase      03/15/04        38,800           1.79
America Telecom          Purchase      03/15/04        19,400           1.79
America Telecom          Purchase      03/15/04         5,200           1.79
America Telecom          Purchase      03/15/04        40,000           1.79
America Telecom          Purchase      03/15/04        34,800           1.79
America Telecom          Purchase      03/15/04         2,600           1.79
America Telecom          Purchase      03/15/04        22,600           1.79
America Telecom          Purchase      03/15/04        15,000           1.79
America Telecom          Purchase      03/15/04        63,000           1.79
America Telecom          Purchase      03/15/04        22,000           1.79
America Telecom          Purchase      03/15/04       100,000           1.79
America Telecom          Purchase      03/15/04        23,500           1.78
America Telecom          Purchase      03/15/04        26,500           1.78
America Telecom          Purchase      03/15/04        13,500           1.78
America Telecom          Purchase      03/15/04        40,000           1.78
America Telecom          Purchase      03/15/04        40,000           1.78
America Telecom          Purchase      03/15/04         6,500           1.78
America Telecom          Purchase      03/15/04        71,500           1.78
America Telecom          Purchase      03/15/04         2,500           1.78
America Telecom          Purchase      03/15/04        26,000           1.78
America Telecom          Purchase      03/15/04        45,000           1.78
America Telecom          Purchase      03/15/04        55,000           1.78
America Telecom          Purchase      03/16/04        29,000           1.79
America Telecom          Purchase      03/16/04         9,700           1.79
America Telecom          Purchase      03/16/04        40,000           1.79
America Telecom          Purchase      03/16/04        21,000           1.79
America Telecom          Purchase      03/16/04           300           1.79
America Telecom          Purchase      03/16/04       100,000           1.79
America Telecom          Purchase      03/16/04       100,000           1.79
America Telecom          Purchase      03/16/04        35,400           1.79
America Telecom          Purchase      03/16/04        50,000           1.79
America Telecom          Purchase      03/16/04        14,600           1.79
America Telecom          Purchase      03/16/04        75,000           1.80
America Telecom          Purchase      03/16/04        25,000           1.80
America Telecom          Purchase      03/16/04        45,000           1.80
America Telecom          Purchase      03/16/04        55,000           1.80
America Telecom          Purchase      03/16/04        40,000           1.79
America Telecom          Purchase      03/16/04         7,200           1.79
America Telecom          Purchase      03/16/04        40,000           1.79
America Telecom          Purchase      03/16/04        12,800           1.79
America Telecom          Purchase      03/16/04        32,200           1.79
America Telecom          Purchase      03/16/04        50,000           1.79
America Telecom          Purchase      03/16/04         2,600           1.79
America Telecom          Purchase      03/16/04        10,000           1.79
America Telecom          Purchase      03/16/04         5,200           1.79
America Telecom          Purchase      03/16/04        72,600           1.79
America Telecom          Purchase      03/16/04        27,400           1.79
America Telecom          Purchase      03/16/04       100,000           1.79
America Telecom          Purchase      03/16/04        59,500           1.79
America Telecom          Purchase      03/16/04        40,000           1.79
America Telecom          Purchase      03/16/04           500           1.79
America Telecom          Purchase      03/16/04        97,500           1.79
America Telecom          Purchase      03/16/04           700           1.79
America Telecom          Purchase      03/16/04         1,800           1.79
America Telecom          Purchase      03/16/04       100,000           1.79
America Telecom          Purchase      03/16/04        99,500           1.79
America Telecom          Purchase      03/16/04           500           1.79
America Telecom          Purchase      03/16/04        12,500           1.79
America Telecom          Purchase      03/16/04        87,500           1.79
America Telecom          Purchase      03/16/04        27,500           1.78
America Telecom          Purchase      03/16/04        36,100           1.78
America Telecom          Purchase      03/16/04        36,400           1.78
America Telecom          Purchase      03/16/04         3,600           1.78
America Telecom          Purchase      03/16/04        90,000           1.78
America Telecom          Purchase      03/16/04         1,300           1.78
America Telecom          Purchase      03/16/04           500           1.78
America Telecom          Purchase      03/16/04         4,600           1.78
America Telecom          Purchase      03/16/04       100,000           1.78
America Telecom          Purchase      03/16/04         5,000           1.78
America Telecom          Purchase      03/16/04        13,100           1.78
America Telecom          Purchase      03/16/04        27,700           1.78
America Telecom          Purchase      03/16/04         1,600           1.78
America Telecom          Purchase      03/16/04         1,200           1.78
America Telecom          Purchase      03/16/04         3,600           1.78
America Telecom          Purchase      03/16/04        11,000           1.78
America Telecom          Purchase      03/16/04         3,800           1.78
America Telecom          Purchase      03/16/04        33,000           1.78
America Telecom          Purchase      03/16/04        94,000           1.78
America Telecom          Purchase      03/16/04         6,000           1.78